UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 ________________________________
SCHEDULE TO (RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
GENENTECH, INC. (Name of Subject Company (Issuer))

ROCHE INVESTMENTS USA INC. (Offeror)
an indirect wholly owned subsidiary of
ROCHE HOLDING LTD (Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))

Common Stock, Par Value $0.02 Per Share
(Title of Class of Securities) ________________________________
368710406
(Cusip Number of Class of Securities)

Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland Telephone: +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Christopher Mayer Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Media Release

Q&A

RATIONALE FOR TENDER / PRICE

Why is Roche launching a tender offer to purchase Genentech rather than try to reach a negotiated transaction?
•
On July 21, 2008, Roche made an proposal to acquire all of the publicly held shares of Genentech for $89.00 per share in cash by means of a negotiated merger. The proposal represented a one day premium to Genentech shareholders of 8.8% and a one month premium of 19.0%

•
With the full support of Roche, the Board of Directors of Genentech created a special committee comprised of independent directors to evaluate our proposal. On August 13, 2008, the special committee announced its rejection of Roche’s proposal. Subsequently, Roche and its advisors have had numerous discussions with the special committee and its outside advisors, but no agreement has been reached. In light of the lack of progress since mid-July, Roche has decided to make an offer directly to Genentech’s shareholders.

In the case of Ventana you also launched a tender offer and you ended up with a friendly deal. Have you chosen the same approach for Genentech now?
•
We have worked diligently during the last six months to reach an agreement with Genentech’s special committee and are disappointed we were unable to make significant progress . Given the lack of progress, we believe this approach offers the best path forward for both Genentech and Roche shareholders.

Your CFO recently was quoted that negotiations are on track. How can you now suddenly go for a unilateral tender offer?
•
Our preferred path has been a negotiated transaction, and we were hopeful that we could reach an agreement with Genentech’s special committee. However, based on our recent interactions it has become clear that an agreement with the special committee was not possible.

•	Given the lack of progress, we believe this approach offers the best path forward for both Genentech and Roche shareholders.

What are the terms of the offer?
•
Under the terms of the tender offer, Roche is offering to acquire the publicly held interest in Genentech for $86.50 per share in cash, or a total payment of approximately US$42.1 billion (including the impact of options) to equity holders of Genentech other than Roche. This offer represents a premium of 12.5% to the average closing price over the last 30 days prior to Roche’s previous proposal.

Why do you offer a price below the initial offer price?
•
The current offer price is based on our assessment of the Genentech business and combination synergies and offers an immediate value and liquidity to Genentech shareholders and it reflects that a negotiated agreement was not possible.

How did you arrive at the purchase price / consideration?
•	The current offer price is based on our assessment of the Genentech business and combination synergies and offers an immediate value and liquidity to Genentech shareholders.
•	Further information will be available in the tender offer documents that will be filed with the SEC.

When do you expect to launch the offer for Genentech? When will it expire?
•	We expect to launch the tender offer approximately within the next two weeks. The complete terms, conditions and other details of the Roche offer will be filed with the SEC.

AVASTIN

Does the offer include the value for Avastin adjuvant?
•	We have factored in the value of the entire Genentech product and development portfolio which includes also Avastin adjuvant.

As a reminder further information on Avastin adjuvant will come out over the next couple of years through a number of ongoing clinical studies:

In colon cancer, we have two adjuvant trials ongoing, C-08 (US) and AVANT (RoW). C-08 investigated disease-free survival (time patients live without their cancer being detectable) in patients who have had their tumour surgically (adjuvant) removed. The AVANT study investigated the time patients live without their cancer being detectable in patients who have had their tumour surgically removed. Final analysis of C-08 is expected 2009 and AVANT 2010.

In breast cancer, we also have two adjuvant trials currently recruiting patients (BETH and BEATRICE). The BETH trial is set to investigate the benefits of Avastin in HER-2 positive breast cancer patients, after they have had their tumour(s) surgically removed. The BEATRICE study is set to investigate the efficacy of Avastin as an adjuvant therapy in combination with various chemotherapies. Individuals with earlier stage breast cancers that have recently undergone surgery, but are not eligible for treatment with hormonal therapy, are currently being enrolled in BEATRICE. BEATRICE enrolment began in 2007 and BETH 2008 and so are not expected to report results for several years.

In addition to the ongoing programs in colon and breast, a large US cooperative study (ECOG 1505) is evaluating the role of adjuvant Avastin in the treatment of early lung cancer.

Do you have any preliminary info on the outcome re Avastin adjuvant beyond what is in the public domain?
•	No.

How much is the value of a positive Avastin adjuvant outcome for Roche?
•	No comment.

Will you increase your offer if trial is positive?
•	No comment.

Will you decrease the offer if trial is negative?
•	No comment.

What do you define as positive / negative?
•	No comment.

Has the fact that the Avastin adjuvant announcement has been brought forward to mid April forced you to make this tender offer?
•	No.

Has it influenced your tender offer?
•	No.

What will you do if the tender offer is still open and the Avastin adjuvant results get published?
•	The outcome is uncertain and it is premature to speculate on this.

Is the tender offer linked to the outcome of the C-08 study?

•	We expect to launch the tender offer approximately within the next two weeks The complete terms, conditions and other details of the Roche offer will be filed with the SEC.

PROCESS / NEXT STEPS

Have you informed the independent directors prior to this announcement? What was their first reaction?

•
The commencement and completion of the tender offer does not require any approval by the special committee or the Genentech board, and Roche has not asked the special committee to approve the tender offer.

•	We have informed the special committee prior to the announcement.

Have you informed Genentech CEO prior to this announcement? What was his first reaction?
•	We have informed the Genentech CEO prior to the announcement

When must Genentech respond to the offer?
•
The commencement and completion of the tender offer does not require any approval by the special committee or the Genentech board, and Roche has not asked the special committee to approve the tender offer.

•	The special committee of independent directors of Genentech must state its position with respect to the tender offer within 10 business days from the commencement of the offer.

Does Genentech have a poison pill / defense mechanism? How will this impact Roche’s ability to execute the offer?
•	Genentech has no poison pill in place. For further information we refer you to Genentech’ publicly available documents.

What are the conditions to close?
•	The offer will be subject to the tender of a majority of Genentech’s shares not owned by Roche and a financing condition as well as certain other conditions.

By when do you think you can close the deal?
•	No comment.

What percentage of Genentech shares will need to be tendered to meet the minimum condition?
•	A majority of the Genentech shares not owned by Roche must be tendered into Roche’s offer.

Does the offer require Roche shareholder approval?
•	No.

If offer is not accepted by > 50% of minority shareholders, is it possible to extend the tender offer?
•	Yes

If offer is extended until when would you extend your offer?

•	No comment

If offer is extended, will you extend offer at the same terms? Would you adjust for Avastin adj study outcome?

•	No comment

Are you prepared to improve the terms of your offer for Genentech shareholders?
•	The offer provides an opportunity for all public stockholders to achieve liquidity and to receive a fair price for all of their shares.

What external advisors are working with Roche in connection with its proposal?
•	Greenhill is acting as financial advisor to Roche and Davis Polk & Wardwell is acting as legal counsel.

FINANCIAL IMPACT

When is this transaction expected to be accretive to Roche’s earnings?
• The transaction is expected to be accretive to Roche’s earnings per share in the first full calendar year after closing.

What synergies do you expect from this transaction? In what areas?
• Roche expects the combination to generate annual pre-tax cost synergies of approximately US$750-$850 million by reducing complexity and eliminating duplicative functions.
• Savings resulting from this combination will enable the new company to increase and better focus its investment in innovation.

FINANCING

How will Roche finance the offer?
• Roche plans to finance the transaction by a combination of its own funds, commercial paper, bonds, as well as traditional bank financing. As a first step we will approach the bond market.

In the release you note that you have own funds. What are your own funds right now?
• The balance sheet information per 31.12. 2008 will be published on February 4 when we publish our annual results.

What is your assessment on the capital market in general? Are you confident that you can raise the necessary capital?
• We are confident we will secure the required funding when we need it.

What happens if the tender offer is successful but you have not the required capital?
• We are confident we will secure the required funding when we need it.

INTEGRATION, PERSONNEL AND MANAGEMENT ISSUES

By taking this aggressive approach, isn’t it likely Roche will alienate the management and research employees it needs to make this combination successful?
• This offer does not change our relationship with Genentech employees or our initial plan on how to combine and operate the new company.
•
We believe that this combination is in the best interest of both Genentech and Roche. We have high respect for Genentech employees and management and what they have achieved. We will base the headquarters for the combined Genentech and Roche US pharma business at the Genentech South San Francisco campus. We intend to build on the strong Genentech brand name and reputation.

Isn’t it likely that top management will leave given the approach Roche is pursuing?

•	We have tremendous respect for our colleagues at Genentech and remain committed to retaining the innovative and science-driven culture that has made the company so unique and successful.

Will this move change the set up and timing of the integration planning process of Roche?
•	It will not change the setup. As to timing, it is premature to comment on this.

Generally speaking, what will be the impact on employees of either company and how are you managing the integration process?
•	This offer does not change our relationship with Genentech employees or our initial plan on how to combine and operate the new company.

Who will serve on the management team of the combined company? What will their roles be? Will you consider Genentech management for senior management roles at the combined company?
•	It is too early in the process to provide that level of detail.
•	We will select the best talent from both companies to be part of the combined organization.
•	We want to discuss and jointly decide this with our Genentech colleagues.

What changes should Genentech employees expect?
•
Roche will take every step necessary to foster Genentech’s unique research culture, operating Genentech from South San Francisco as an independent research and early development center within Roche and providing it with the operational freedom to maintain diversity of approaches.

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Roche’s pharmaceutical commercial headquarters in the U.S. will be moved from Nutley, N.J. to South San Francisco and the combined company’s U.S. commercial operations will reflect the Genentech name, leveraging the strong brand value of Genentech.

What is the impact on Nutley?
•	Roche is fully committed to maintaining a strong presence on the East Coast, and in Nutley, NJ, specifically.
•
Roche’s New Jersey-based campus will become one of the biggest Research Centers within the Roche Group, with teams from three global Disease Biology Areas: Oncology, Inflammation and Metabolism on the campus (Metabolism will continue to be headquartered in Basel).

•	Roche’s Palo Alto Inflammation research activities will become part of Roche’s Nutley research organization.
•	While Roche’s pharmaceutical commercial headquarters in the U.S. will be moved from Nutley, NJ to South San Francisco, there will also be new functions and opportunities at the Nutley site.

What is the impact on the closure of the Palo Alto facility and the transfer of the Virology team to South San Francisco? Any changes on the transfer plan and timing?
•	There is no change on the transfer plan and the timing.

PATIENTS / CUSTOMERS

How will the transaction affect your relationships / dealings with patients?
•	Our relationship with patients will be strengthened by this transaction.
•	The new company will be able to tap into much stronger cash flow and leverage a global network to discover and bring to market innovative medicines.

•
Its much larger development organization will facilitate the management of a very broad portfolio of clinical trials, improving patients access to new drugs and allowing us to add more value to our customers and strengthening our relationships with suppliers.

How will this transaction impact your relationship with customers? Will you continue existing contracts with Genentech’s customers? Will you honor existing contracts / terms?
•	We will honor all contracts in place before the transaction.
•	The relationship with our customers will be strengthened by this transaction, whether they are prescribers or payers.
•	We will have a broader range of products to offer and be able to offer an even greater level of service to all our customers.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, including among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) developments in financial market conditions, including the market for acquisition financing and other capital markets and fluctuations in currency exchange rates; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects and unexpected side-effects of pipeline or marketed products; (6) increased government pricing pressures or changes in third party reimbursement rates; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) potential difficulties in integrating the businesses of Genentech and Roche, and that some or all of the anticipated benefits of the proposed transaction may not be realized on the schedule contemplated or at all; (11) that future dividends are subject to the discretion of the board of directors of Roche and Genentech, as applicable, and a number of other factors, some of which are beyond the control of Roche; (12) the ability of Roche to generate cash flow to, among other things, repay acquisition-related debt as currently contemplated; (13) loss of key executives or other employees; and (14) adverse publicity and news coverage.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell Genentech common stock. The solicitation and offer to buy Genentech’s common stock will only be made pursuant to an offer to purchase and related materials. Investors and security holders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. The offer to purchase and related materials will be filed by Roche with the Securities and Exchange Commission (SEC), and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Roche with the SEC at the website maintained by the SEC at   www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

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